From the Desk of

Larry Pino, Esquire

January 22, 2022

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	SEC Response dated January 19, 2022

Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed December 15, 2021

File No. 024-11706

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 1 to Offering Statement on Form 1-A filed December 15, 2021 (the “Offering Statement Amendment No. 1”).

The following are the Company’s clarifications to the Offering Statement Amendment No. 1 in response to your letter comments dated January 19, 2022 (the “Commission’s Comments”) and prior correspondence and conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Offering Statement on Form 1-A Amendment No. 2, dated January 24, 2022 (the “Offering Statement Amendment No. 2”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Statement based on the Commission’s Comments and discussions with the Staff

The following modifications have been included in the Offering Statement Amendment No. 1 for the purpose of updating and revising certain information based on the Commission’s Comments in based on its review of the Offering Statement and subsequent discussions with the Staff:

Amendment No. 1 to Offering Statement on Form 1-A filed December 15, 2021

General

1.	We note your response to prior comment 1, and your disclosure that the offering will continue until December 31, 2024 and may be extended. Note that under Rule 251(d)(3)(i)(F), securities may be offered in an amount that at the time of qualification is reasonably expected to be offered and sold within two years, even though the offering statement may be used for up to three years if it meets the conditions of the rule. As currently drafted, your offering is expected to continue for three years. Please revise your disclosure to reflect an offering that you reasonably expect to offer and sell within two years, consistent with the rule.

The Offering has been updated to an Offering of two (2) years terminating December 31, 2023.

Management's Analysis of Financial Condition and Results of Operations, page 48

2.	We note your revised disclosure in response to comments 4 and 6. We note your disclosure that NOI/EBITDA is calculated in accordance with GAAP, that NOI is used as a proxy for the generation of free cash flow and that it is synonymous to EBITDA under GAAP. Please note that the measures NOI, EBITDA and Free Cash Flow are all distinct non-GAAP measures of operating performance or liquidity. Please revise your disclosure to clarify that the measure you have presented, Net Operating Income, is a non-GAAP measure and provide a reconciliation from Net Operating Income to Net Income calculated in accordance with GAAP.

The Offering has been revised to clarify that the measure we have presented, Net Operating Income, is a non-GAAP measure and provided a reconciliation from Net Operating Income to Net Income calculated in accordance with GAAP.

Part III - Exhibits, page 85

3.	Please have your auditor revise their consent to include the use of their audit reports related to the financial statements of the project Opcos and Propcos.

The auditor consent has been revised to include the use of their audit reports related to the financial statements of the project Opcos and Propcos, and included in the Offering .

Financial Statements, page F-1

4.	We note your response to comment 10. Please confirm that the financial statements of the Holdcos would not contain any material information other than what is contained within the separate financial statements of the Opcos and the Propcos. Additionally, please revise your disclosure under "Financial Reporting Considerations" on page 38 and in your MD&A on page 48 to clarify, if true, that Tuscan Gardens Senior Living Communities, Inc. has an interest in the consolidated Holdcos, not individual Propcos and Opcos. As such, investors should consider the combined information for each project Propco and Opco net of any related party transactions that would eliminate in consolidation (e.g. income earned or rental expense incurred as a result of the lease between Propco and Opco).

We do hereby confirm that the financial statements of the Holdcos would not contain any material information other than what is contained within the separate financial statements of the Opcos and the Propcos.

Additionally, the Offering disclosure under "Financial Reporting Considerations" on page 38 and in our MD&A on page 48 has been revised to clarify that Tuscan Gardens Senior Living Communities, Inc. has an interest in the consolidated Holdcos, not individual Propcos and Opcos, and that, as such, investors should consider the combined information for each project Propco and Opco net of any related party transactions that would eliminate in consolidation (e.g. income earned or rental expense incurred as a result of the lease between Propco and Opco).

5.	Please revise the Statements of Operations for each of the Opcos and each of the Propcos to separately disclose revenues and expenses from related parties on the face of the financial statement, and to label these amounts as such.

We have revised the Statements of Operations for each of the Opcos and each of the Propcos to separately disclose revenues and expenses from related parties on the face of the financial statement, and have labeled these amounts as such.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC